Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Woodmark Corporation:

We consent to the use of our reports dated June 30, 2010, with respect to the consolidated balance sheets of American Woodmark Corporation as of April 30, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2010, and the effectiveness of internal control over financial reporting as of April 30, 2010, incorporated by reference in the April 30, 2010 annual report on Form 10-K of American Woodmark Corporation and the related financial statement scheduled included therein, incorporated by reference herein.

/s/ KPMG LLP

Richmond, Virginia
February 4, 2011